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                                                           Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Year Ended December 31

                               2003     2002     2001     2000     1999

Earnings from continuing
 operations before provision
 for income taxes            $  109   $  894   $   83   $2,097   $2,096
Adjustments:
  Minority interest in
   income/(loss) of
   subsidiaries with
   fixed charges                 24       17      (11)      11      (30)
  Undistributed loss/
   (earnings) of equity
   method investees              41      107       77       36      (17)
  Interest expense              147      173      218      178      142
  Interest component of
   rental expense (1)            53       53       42       52       47
  Amortization of
   capitalized interest          27       28       28       28       24
                             ------   ------   ------   ------   ------

  Earnings as adjusted       $  401   $1,272   $  437   $2,402   $2,262
                             ======   ======   ======   ======   ======

Fixed charges:
  Interest expense              147      173      218      178      142
  Interest component of
   rental expense (1)            53       53       42       52       47
  Capitalized interest            2        3       12       40       36
                             ------   ------   ------   ------   ------
  Total fixed charges        $  202   $  229   $  272   $  270   $  225
                             ======   ======   ======   ======   ======
Ratio of earnings to
 fixed charges                 2.0x     5.6x     1.6x     8.9x    10.0x

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.